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                           April 21, 2021

       Franz Obermayr
       Acting Chief Executive Officer
       EyeGate Pharmaceuticals, Inc.
       271 Waverley Oaks Road, Suite 108
       Waltham, MA 02452

                                                        Re: EyeGate
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 16,
2021
                                                            File No. 333-255311

       Dear Mr. Obermayr:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Dillon
Hagius at 202-551-7967 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Robert A. Petitt